IMPERIAL CHEMICAL INDUSTRIES PLC
EXTRAORDINARY GENERAL MEETING 2007
ICI announces that the following Resolution was passed at the Extraor	dinary General Meeting of ICI sh	areholders held on
Thursday, 25th January 2007 and the results of the poll ar	e shown below.
		% (of the shares		% (of the shares
Resolution	Votes for:	voted)	Votes against:	voted)	Votes withheld*

Ordinary Resolution

1. Approval of the proposed disposal of the Quest Business	802,770,561	99.94	492,815	0.06	2,327,192

A copy of the resolution passed at the EGM has been submitted to the UK Listing Authority and will shortly be available for inspection during normal business hours on any weekday (public holidays excepted) at the UK Listing Authority’s document viewing facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

The proxy figures for the resolution will be displayed on the Company’s website (www.ici.com).

*Please note that ‘Vote withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ and ‘Against’ a Resolution.